Philips CFO updates market on implementation of strategy to become the leading company in Health & Well-being

Wednesday, September 09, 2009

London, United Kingdom – Today, Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation to investors and financial analysts at the Credit Suisse Capital Goods and Aerospace and Defense Conference, in London, United Kingdom.

In his presentation, Mr. Sivignon will give an update on the implementation of Philips’ strategy to become the leading company in Health & Well-being and will discuss the strong longer-term prospects of Philips’ globally leading businesses. He will also provide an update on how Philips’ continues to actively manage its financial performance in the current economic environment.

The presentation starts at 10.45 AM Central European Time (CET). The slides that will be used during this presentation are available here.

For further information, please contact:

Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.